July 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:           Paramount Gold and Silver Corp.  (the “Company”)
Correspondence to SEC dated June 5, 2010
File No. 001-33630

Dear Sir/Madam:

Further to our letter dated June 5, 2010 to the Commission, we expected to file amended quarterly reports for the periods ending September 30, 2009 and December 31, 2009 on or before June 30, 2010 that comply with all applicable comments written on our annual report for the Fiscal Year Ended June 30, 2009.

As stated, we have completed the draft documents but have not received approval by our Board of Directors to file the amendments.  We anticipate that these approvals and subsequent filing of amendments will be completed within the next 30 days.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com